Exhibit 99.14

PRESS RELEASE

Tuesday, March 20, 2007

Dachang Mineral Resource Update

Total Inferred Gold Resource at Dachang now stands at 16.1 million tonnes with an average grade of 3.88 gpt Au (approximately 2,008,000 oz Au contained)

March 20, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX - ICI) (“Inter-Citic” or “The Company”) President, James Moore, is pleased to report that the Company has updated its mineral resource estimate for its Dachang Gold Project located in Qinghai, China.

The updated mineral resource was prepared for the Company by Charles Hartley, P.Geo., Inter-Citic’s internal “Qualified Person” as that term is defined under National Instrument 43-101. The Company’s mineral resource estimate was reviewed by Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited, the Company’s independent Qualified Person with respect to the Company’s mineral properties. Mr. Hartley is the qualified person responsible for the mineral resource estimate and Mr. Hennessey has accepted responsibility for the exploration program and geological interpretation used. The estimate was completed as at March 19, 2007 and complies with the CIM resource definitions referenced in National Instrument 43-101.

HIGHLIGHTS:

•	The Dachang gold project now has a total inferred mineral resource of 16.1 million tonnes with an average grade of 3.88 gpt Au (approximately 2,008,000 oz Au contained).

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The Dachang Main Zone (“DMZ”) Inferred Mineral Resource Estimate has increased to 14.8 million tonnes grading 3.71 gpt Au (approximately 1.8 million oz Au contained). In addition, as described in the Company’s press release of December 12, 2005, the inferred mineral resource on the North River anomaly NR-2 is 1.3 million tonnes grading 5.81 gpt Au (approximately 239,000 oz Au contained).

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In anticipation of possible open-pit extraction, the mineral resource estimate has been limited to a depth of approximately 150 m below surface, and minimum widths of 2.5 m and a 5 gram-meter cut-off have been employed.

•	The DMZ remains open to the east and to depth.

•	Less than 10% of the identified gold bearing soil anomalies at Dachang have been drill tested by the Company to date.

MINERAL RESOURCES ESTIMATE

The inferred mineral resource estimate for the Dachang DMZ has been updated following the 2006 drill program. This is the first mineral resource update reported for the DMZ. The Company’s previous exploration programs tested targets northwest of the original DMZ discovery.

In 2006 a total of 101 NQ and HQ diamond drill holes tested a 2.5-km strike length of the DMZ fault zone in an area the Chinese had originally tested in 2001. Drill fences were typically spaced at 120 m centres and tested the structure to a maximum depth of 200 m although the structure has not been extensively tested below 160 m. The DMZ remains open to the east and to depth. All of this sulphide mineralization is sediment hosted and located in complex fault zones.

The updated inventory is based on assay intervals established with minimum widths of 2.5 m and a 5 gram-meter cut-off. Individual intercepts below this cut-off grade may be used to allow for consistent geological interpretation. To avoid the influence of isolated high-grade assays an upper cut-off of 18.0 gpt Au was also employed on individual sample assays. The mineral resource estimate included all existing trench and drill hole data and was prepared using a polygonal method on cross-sections with a maximum area of influence from any individual assay intercept of 65 m. Most intercepts have an area of influence of less than 50 m. A specific gravity of 2.92 was used for this inventory based on a consistent set of tests taken by the Company and its independent consultants.

The updated resource estimate was prepared for the Company by Charles Hartley, P.Geo., Inter-Citic’s internal Qualified Person. Mr. Hartley joined Inter-Citic in 2007 as a senior geologist. From 1999 to 2007 Mr. Hartley was Senior Exploration Geologist for River Gold Mines Ltd. For the last 30 years Mr. Hartley has worked for a variety of mining companies in all phases of gold and base metal exploration, where he has been responsible for planning, budgeting, completing and supervision of surface and underground diamond drilling, and calculation of ore reserves. He is a member of the Canadian Institute of Mining, Metallurgy, and Petroleum, the Prospectors and Developers Association of Canada, and the Association of Professional Geoscientists of Ontario.

The Company’s mineral resource estimate was reviewed by Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited, the Company’s independent Qualified Person with respect to the Company’s mineral properties. Mr. Hennessey has accepted responsibility for the exploration program and geological interpretation used. The estimate was completed as at March 19, 2007 and complies with the CIM resource definitions referenced in National Instrument 43-101.

This estimate of inferred resources is not affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

None of the inferred resources at Dachang have been sufficiently drilled to demonstrate economic viability. Additional drilling will be required to upgrade inferred resources to an indicated or measured resource. There can be no certainty that further drilling will enable inferred resources at Dachang to be upgraded. Maps of the Dachang Gold Project can be found on the Company’s Website: www.inter-citic.com.

2007 Exploration Planning Underway

The Company intends to resume exploration at Dachang in early May, 2007, including an expanded diamond-drilling program. In general, an extensive follow-up program is being planned to test the DMZ and three new targets—Little Ruby, DMZ Offset and Placer Valley (see the Company’s press release of February 7, 2007, for further information with respect to these zones). The DMZ mineralization remains open to the depth and to the east. Further testing of this zone will continue to focus on shallow potentially bulk-mineable mineralization. In addition, the Company intends to initiate work on a preliminary assessment (scoping study) in conjunction with industry consultants.

Mr. Charles Hartley, P.Geo., and Mr. B. Terrence Hennessey, P.Geo., both Qualified Persons under the requirements of National Instrument 43-101, have reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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